Spencer G. Feldman

212-801-9221

feldmans@gtlaw.com	September 7, 2006

VIA EDGAR TRANSMISSION

AND OVERNIGHT DELIVERY

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Martin F. James

Mr. David Burton

Re:	QuantRx Biomedical Corporation Form 10-KSB for year ended December 31, 2005 and Form 10-QSB for quarter ended June 30, 2006

Dear Messrs. James and Burton:

We are acting as legal counsel to QuantRx Biomedical Corporation, a Nevada corporation (“QuantRx”). We have been authorized by QuantRx to provide you with responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated August 25, 2006 (the “Comment Letter”), with respect to QuantRx’ (i) Annual Report on Form 10-KSB for the year ended December 31, 2005 (the “2005 Annual Report”) and (ii) the Quarterly Report on Form 10-QSB for the quarter ended June 30, 2006. For the Staff’s convenience, the Staff’s comments have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter) and QuantRx’ responses have been set forth below in italics. Three courtesy copies of this letter are enclosed herewith.

Form 10-KSB for the year ended December 31, 2005

Management’s Discussion and Analysis

Critical Accounting Policies, page 14

1.

We note the summarized discussion and the reference to Note 2 of the financial statements. As outlined in SEC Release 34-48960, this discussion is intended to supplement the policies disclosed in the notes and provide greater insight into the quality and variability of estimates used in presenting your

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

September 7, 2006

results. In future filings, please revise this section to include a separate discussion of each of your critical accounting estimates. For each critical accounting estimate, address the following:

•	Describe the methodology underlying each critical accounting estimate.
•

Identify where and how each critical accounting estimate affects the company’s reported financial results, financial condition and changes in financial condition, and when material, identify the affected line items.

•	Discuss, if applicable, why you could have chosen in the current period estimates that would have had a materially different impact on your financial presentation.
•	Discuss, if applicable, why the accounting estimate may change in future periods and describe the impact on your financial statements.

QuantRx will include and/or address the foregoing in future filings.

2.

As a related matter, we note that the following accounting policies appear to be important to the portrayal of your results and also appear to require management’s complex judgments. Accordingly, in future filings please refer to Release 34-48960 and consider including a discussion of the following critical accounting estimates:

a)	Revenue recognition
b)	Impairments of long-lived assets
c)	Depreciation and amortization of fixed assets and intangibles, and
d)	Share-based Payments

QuantRx will consider including a discussion of the foregoing in future filings.

Financial Statements

General

3.

We note the reference to your licensing agreement with Branan Medical on page 5 and in MD&A. Tell us and include a note to the financial statements in future filings that discloses the material terms of this agreement, including the rights acquired by Branan, any on-going obligations you have under the agreements, the length of the agreement, the consideration you received, and how and when you will receive that consideration. Revise the revenues recognition section of Note 1 to disclose how you recognize revenue from that arrangement and to specifically describe the events that indicate when the revenue recognition criteria outlined in SAB Topic 13 are met.

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

September 7, 2006

The material terms to the License Agreement, dated October 12, 2000 (the “Branan License Agreement”), by and between QuantRx and Branan Medical Corporation, a California corporation (“Branan”), which QuantRx will describe in future filings, are as follows:

a)	The term of the Branan License Agreement commenced on October 12, 2000.

b)

The Branan License Agreement grants Branan a world-wide license for QuantRx’ patents related to QuantRx’ RapidSense® technology, specifically for the purpose of making, using, and offering for sale saliva tests for “Drugs of Abuse.”

c)

The Branan License Agreement will terminate upon the expiration of all of QuantRx’ RapidSense® technology patents (currently in 2023). Notwithstanding the foregoing, the Branan License Agreement may be terminated by either party upon 60 days written notice.

d)

The Branan License Agreement called for Branan to pay to QuantRx an initial payment of $50,000, due and payable in monthly installments of $10,000, beginning on October 12, 2000. This initial payment was for the delivery of equipment related to the Rapid-Sense technology and was recognized as revenue upon delivery of such equipment.

e)

The Branan License Agreement calls for Branan to pay to QuantRx royalties of 5% on the net sales of licensed products by Branan, with a minimum of $50,000 due annually. These royalties commenced on the third anniversary of the Branan License Agreement (October 12, 2003), and are based on the net sales for the prior twelve months. Subsequent to October 12, 2000, QuantRx negotiated with Branan to make monthly payments of $4,280 in satisfaction of the royalties due under the Branan License Agreement.

f)	QuantRx has no on-going obligations under the Branan License Agreement.

QuantRx will revise the revenue recognition disclosure in future filings to include an explanation of how revenue derived from the Branan License Agreement is recognized and will specifically describe the events that indicate when the revenue recognition criteria outlined in SAB Topic 13 are met.

4.

Similarly, we note the reference to a technology evaluation agreement with Martin Diagnostics. Tell us and revise the notes to financial statements in future filings to disclose the material terms of the agreement. Clearly

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

September 7, 2006

describe your obligations under the agreements, the services or rights acquired by Martin Diagnostics, the period of time over which you are required to perform the service, the consideration you received and the manner and timing of payment. Revise the revenues recognition section of Note 1 to disclose how you recognize revenue from that arrangement and to specifically describe the events that indicate when the revenue recognition criteria outlined in SAB Topic 13 are met.

The material terms to the Technology Evaluation Agreement, dated September 2003 (the “MDI Agreement”), between QuantRx and Martin Diagnostics International, Inc. (“MDI”) are as follows:

a)	The term of the MDI Agreement commenced in September 2003.

b)

The MDI Agreement granted MDI a temporary royalty-free license to use QuantRx’ patent rights related to QuantRx’ RapidSense® technology to determine the technical and commercial feasibility of various applications which incorporate these patents.

c)	QuantRx received payments of $55,000 in the aggregate for the granting of the temporary license, of which the final payment of $15,000 was received in the first quarter of 2004.

d)	The MDI Agreement terminated in the first quarter of 2004, and neither QuantRx nor MDI has any continuing obligations under the MDI Agreement.

Note 2: Summary of Significant Accounting Policies

Accounting for Stock-Based Compensation, page F-8

5.

Tell us and revise the note in future filings to disclose the date on which you adopted SFAS 123 (R) and the adoption and transition methods — i.e., retrospective, prospective, modified prospective, etc. – you selected.

Effective January 1, 2005, QuantRx adopted SFAS No. 123 (R), “Share-Based Payments.” QuantRx adopted this statement using the modified prospective method of application. QuantRx will revise its disclosures in future filings regarding the adoption of SFAS No. 123 (R).

Derivative Instruments, page F-9

6.	Your statements that the company carried bifurcated embedded derivatives in its balance sheet as equity do not appear consistent with the guidance in

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

September 7, 2006

SFAS 133 which requires you to account for all derivatives to which you refer here and in Note 4 represent the beneficial conversion feature related to the convertible notes.

QuantRx issued in the aggregate $4,030,000 principal amount 8% convertible promissory notes in December 2005, January 2006 and February 2006. These notes were identical in terms, and were accounted for in the same manner. QuantRx determined that pursuant to the guidance of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and EITF 00-19, “Accounting for Derivative Financial Instruments to, and Potentially Settled in, a Company’s Own Stock,” the beneficial conversion feature embedded in these convertible notes should not be accounted for as a derivative, and should not be bifurcated. The embedded beneficial conversion feature met the scope exception in SFAS No. 133 by meeting the requirements of EITF 00-19 paragraphs 12-32. The disclosure related to the embedded beneficial conversion feature is unclear, and QuantRx intends to revise the note disclosure in future filings as appropriate.

7.

Similarly, your statements, that SFAS 133 and EITF 00-19 require you to bifurcate the conversion option and separately account for it as a derivative, appear to contradict the disclosure in the preceding sections indicating that you calculated and recorded a beneficial conversion feature on the same note since you would only record a beneficial conversion feature after concluding that the conversion option should not be bifurcated.

•

Please provide us with a clear description of how you accounted for the convertible notes you issued in December 2005 and in February 2006. For each issuance, provide us with your analysis of the debt and warrants pursuant to SFAS 133, EITF 00-19, EITF 98-5 and EITF 00-27.

•

Clarify your use of such terms as “equity derivative” and “non-conventional debt” by citing the literature on which you are relying. For example, tell us whether the term “non-conventional” debt, as disclosed, is consistent with the meaning used in EITF 05-02 and, if so, describe the debt terms that results in the debt being considered non-conventional.

As indicated above, QuantRx issued in the aggregate $4,030,000 principal amount 8% convertible promissory notes in December 2005, January 2006 and February 2006. These notes were identical in terms, and were accounted for in the same manner. The Company determined that pursuant to the guidance of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and EITF 00-19, “Accounting for Derivative Financial Instruments to, and Potentially Settled in, a Company’s Own Stock,” the beneficial conversion feature embedded in these convertible notes should not be accounted for as a derivative, and should not be bifurcated. QuantRx determined, pursuant to guidance of EITF

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

September 7, 2006

98-5 and EITF 00-27, that the beneficial conversion did have intrinsic value and should be valued and accounted for as debt discount. Specific guidance in EITF 00-27 paragraphs 6-7, calls for the allocation of proceeds first to detached warrants issued with the notes, with the remaining proceeds to be used in the calculation of an effective conversion price. After allocating fair value using the Black-Scholes method to the detached warrants, QuantRx determined that the most beneficial effective conversion price did translate into a beneficial conversion feature to the note holders. The total beneficial conversion feature calculated amounted to more than the proceeds allocated to the notes, after allocating fair value to the detachable warrants. In accordance with EITF 98-5 and EITF 00-27, the entire amount allocated to the notes was treated as a beneficial conversion feature and accounted for as debt discount.

The term “non-conventional” was used to describe these notes based upon our interpretation of EITF 00-19, as the shares of common stock to be used in settlement were not fixed at the time of issuance.  The term “equity derivative” used to describe the beneficial conversion feature is not clear, and QuantRx intends to clarify the note disclosures in future filings.

QuantRx is accreting the debt discounts on these notes over the period of time from the date of issuance to the stated maturity dates, pursuant to guidance in EITF 00-27. QuantRx currently intends to convert these notes within the next 45-60 days, and at that time will expense the remaining debt discounts related to these notes, pursuant to guidance in EITF 00-27.

Note 7: Capital Stock – Common Stock, page F18

8.

We note that in the fourth quarter of 2005 you issued shares of common stock to settle outstanding debt in the amounts of $400,000, $15,000, and $4,000. We further note that the shares were issued at $0.44, $0.44, and $0.05 per share, respectively, at a period when your stock traded between $0.95 and $2.00 per share, as disclosed on page 12.

•	Please provide us with a schedule showing the amounts of share-based payments you expensed as a result of each transaction and how the amounts were calculated.
•	Tell us how you presented the amounts in your financial statements.
•	If no share-based payments were recorded, please explain why.

QuantRx issued shares of its common stock to settle outstanding debts. These debts took the form of loans to QuantRx (the “Loans”), for which QuantRx received cash. These share-based payments resulted in no expenses, as the share

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

September 7, 2006

issuances were for a negotiated settlement of the Loans. The negotiated share settlements of the Loans were finalized at a time when the per share price of QuantRx’ common stock was significantly lower. However, as a result of certain administrative difficulties outside of QuantRx’ control, QuantRx’ actual issuance of the common stock took place much later than anticipated. This delay accounts for the discrepancy between the per share price of QuantRx’ common stock at the time of the settlement of the Loans and at the time of issuance. In addition to the disclosures in the notes to the financial statements and Part II, Item 5 of the 2005 Annual Report, these share settlements were disclosed in QuantRx’ supplemental non-cash disclosures included in QuantRx’ statements of cash flows, pursuant to SFAS No. 95, “Statement of Cash Flows.”

Form 10-QSB for the period ended June 30, 2006

Note 8: Investments – FluoroPharma, Inc., page 13

9.

We note your transactions with FluoroPharma in the first six months of 2006. Please provide us with a description of how you accounted for the transactions and provide us with your allocation of the purchase price of the investments that resulted in goodwill being recorded.

QuantRx’ investment in FluoroPharma, Inc. (“FluoroPharma”) was accounted for under the equity method of accounting. At the time of investment, liabilities of FluoroPharma exceeded the fair market value of its assets. Therefore, pursuant to APB No. 18, “The Equity Method of Accounting for Investments in Common Stock,” the difference between the cost of the investment, and QuantRx’ proportionate equity in FluoroPharma’s net assets at acquisition (which is zero), is accounted for as equity method goodwill. As there was no net underlying value in FluoroPharma assets, QuantRx’ entire investment is considered to be equity method goodwill, and shall be tested for impairment under the guidance of APB No. 18.

10.

Tell us the type of consideration you paid to acquire the additional interests in FluoroPharma amounting to $1,566,023 and $429,000, and tell us how you reflected the amounts on your statements of cash flow.

The entire consideration of $1,566,023 and $429,000 for the common stock of FluoroPharma purchased by QuantRx is to be settled in cash. As of June 30, 2006, $1,429,000 had been paid in cash, while a payable in the amount of $566,023 remained outstanding and payable to FluoroPharma. The total purchase price of $1,995,023 for the FluoroPharma stock was reflected as a cash outflow from investing activities. The increase in payables at June 30, 2006 due to this investing transaction ($566,023) was included as an increase in cash available from investing activities in QuantRx’ statements of cash flows; however,

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

September 7, 2006

pursuant to guidance from SFAS No. 95, only the cash paid through the reporting date will be reflected in the body of the statements of cash flows in future filings, with the outstanding payable remaining at that date to be included with the non-cash supplemental disclosures of investing activities.

11.

In addition, please describe to us the transactions that resulted in the investing cash inflow of $566,023 presented in the statement of cash flow caption “increase in payables relating to investment acquired.” Tell us why an increase in accounts payable would result in cash inflows from investing activities.

The investing cash inflow of $566,023 relates to the increase in QuantRx’ payables due to investing activities. As of June 30, 2006, QuantRx still had a payable due to FluoroPharma for the purchase of FluoroPharma’s common stock. Pursuant to SFAS No. 95, “Statement of Cash Flows,” amounts reported must be gross amounts, so QuantRx reflected the total purchase price of FluoroPharma stock as a cash outflow. The increase in payables related to this transaction, therefore, needed to be reflected as a cash inflow in the six month period ended June 30, 2006, to give an accurate accounting of net cash used for investing activities for that period. This payable is also included as a line item in QuantRx’ balance sheet at June 30, 2006, as a payable to an affiliate. In future filings, however, QuantRx will only reflect the cash paid through the reporting date in the body of the statements of cash flows, with the outstanding payable remaining at that date to be included with the non-cash supplemental disclosures for investing activities, pursuant to SFAS No. 95. Additionally, in future filings, the note disclosure will be expanded to include the outstanding payable balance remaining as of the presented financial statements ending date.

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

September 7, 2006

*       ****

Should any member of the Staff have any questions or comments concerning this letter, or desire any further information or clarification in respect of the responses contained in this letter, please do not hesitate to contact the undersigned at the number indicated on the first page of this letter.

Very Truly Yours,
/s/ Spencer G. Feldman Spencer G. Feldman

cc:	Walter Witoshkin

Sasha Afanassiev